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[Vinson & Elkins Letterhead]

October 4, 2006

Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:
MV Oil Trust
Registration Statement on Form S-1
Filed August 14, 2006
File No. 333-136609

Dear Mr. Schwall:

        On behalf of MV Oil Trust (the "Trust") and MV Partners, LLC (the "Company" and, together with the Trust, the "Registrants"), we transmit herewith for electronic filing via the EDGAR system under the Securities Act of 1933, as amended, a memorandum of the Registrants responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letters dated September 13, 2006 (the "Comment Letter") and September 15, 2006 (the "Supplemental Comment Letter"), in each case with respect to the Registration Statement on Form S-1 filed with the Commission on August 14, 2006 ("Registration Statement").

        Please telephone Thomas P. Mason (713.758.4539) or W. Matthew Strock (713.758.3452), counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours, Vinson & Elkins L.L.P
By:	/s/ W. MATTHEW STROCK W. Matthew Strock

MEMORANDUM

TO:	Division of Corporation Finance, Securities and Exchange Commission
FROM:	MV Oil Trust MV Partners, LLC
DATE:	October 4, 2006
RE:	MV Oil Trust Registration Statement on Form S-1 Filed August 14, 2006 File No. 333-136609

        Below are the responses of the Registrants to the comments of the Staff contained in the Comment Letter. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is the Registrants' response.

Form S-1

General

1.
To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

RESPONSE: The Registrants have made every effort to make the appropriate corresponding changes in Amendment No. 1 to the Registration Statement (the "Amended Registration Statement") in response to the Staff's comments and provided page references to all responsive disclosure.

2.
Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Also ensure that you file all material contracts, including the Operating Agreement of MV Partners referenced on page 29. Note that you will need to allow time for our review once you file all these documents.

RESPONSE: The Registrants have included certain additional exhibits with the Amended Registration Statement. The Staff is advised that the Registrants will file all remaining exhibits as soon as practicable.

3.
In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, including the financial information for the quarter ended June 30, 2006 and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-l, include brackets to indicate this. We also encourage you to include your internet address in your filing. See Item 101(e) of Regulation S-K.

RESPONSE: The Registrants have included updated disclosure where possible within the revised prospectus. The Staff is advised that the Registrant will complete all remaining blanks other than the information that may be omitted under Rule 430A as soon as practicable. The Registrants have included the financial information for the quarter ended June 30, 2006 in the Amended Registration Statement. The Trust has been approved to apply to list on The New York Stock Exchange and is currently in the process of preparing that application. The Registrants do not intend to maintain a website.

4.
Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.

RESPONSE: The Registrants do not propose to include any additional graphics or art work other than what has been filed with the Registration Statement.

5.
Revise to give effect to Securities Act Release No. 33-6900 and Securities Act Industry Guide 5. Among other things, you fail to include the cover page disclosure mandated by Section II.A.3.a of the release, and you need to include the undertakings required by Item 20 to Industry Guide 5. See generally Sections II.A.3.f, II.B.2, and H.B.3.b of Securities Act Release No. 33-6900. We may have additional comments.

RESPONSE: The Registrants prepared the initial filing of the Registration Statement in a manner that they believe is consistent with registration statements filed in connection with initial public offerings of previous royalty trusts (see, e.g., Appalachian Gas Royalty Trust (Registration No. 333-123834), Hugoton Royalty Trust (Registration No. 333-68441), Torch Energy Royalty Trust (Registration No. 033-68688), Cross Timbers Royalty Trust (Registration No. 033-44385), Eastern American Natural Gas Trust (Registration No. 033-56336)). Upon receipt of the Staff's comment, the Registrants carefully reviewed Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 to consider their application to the Registration Statement. While the Registrants continue to believe that Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 are not directly applicable to the Registration Statement, the Registrants have revised the Registration Statement to give effect to certain of the interpretive guidelines described in Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 to the extent the Registrants believe such guidelines are relevant in the context of the offering described in the Registration Statement.

The stated purpose of Securities Act Release No. 33-6900 is to set forth the views of the Staff "concerning existing disclosure requirements applicable to limited partnership roll-up transactions and initial public offerings of limited partnership units and other similar securities." First, the Registrants do not believe that the offering described in the Registration Statement involves a limited partnership roll-up transaction, which customarily involves the consolidation by a sponsor of two or more public or private limited partnerships or other pass-through investment vehicles into a single successor entity. Often in a roll-up transaction, a limited partnership interest is converted from a finite-life to an infinite-life interest. In the transactions described in the Registration Statement, the Company intends to transfer a net profits interest to the Trust in exchange for the trust units, which units the Company intends to sell in the registered offering. The transactions do not involve the consolidation of multiple limited partnerships or other pass-through entities to form the investment vehicle. In addition, the Company is granting a finite-life interest rather than an infinite-life interest under the net profits interest as disclosed in the Registration Statement. The Trust has been formed in connection with the offering described in the Registration Statement, and at no time prior to the closing of the offering will any persons other than the Company have any beneficial ownership of the trust units. As a result, the Registrants believe that the transactions described in the Registration Statement do not give rise to the type of issues and concerns described in Securities Act Release No. 33-6900 in connection with certain practices associated with roll-up transactions.

Second, the Registrants do not believe that the offering described in the Registration Statement involves an initial public offering of limited partnership units or other similar securities. The offering described in the Registration Statement involves the sale of units of a newly-formed trust that is entitled to receive cash distributions from the Company pursuant to the transfer of a net profits interest burdening the Company's interests in its oil and gas properties and a portion of the hedge contracts held by the Company as of the closing of the offering. As discussed above, the Trust is a finite-life entity while most master limited partnerships are infinite-life entities. Upon reaching the end of the term of the net profits interest, the Trust is required to wind-up its affairs and dissolve. In addition, the Trust itself does not conduct any operations other than to receive cash pursuant to the net profits interest and its interest in the hedge contracts and distribute that cash to the trust unitholders. The Trust does not have the ability to acquire additional properties or operate the properties to which the net profits interest relates. On the other hand, a master limited partnership can conduct operations and acquire and dispose of assets in accordance with the terms of the limited partnership agreement.

Nevertheless, the Registrants do recognize that the offering described in the Registration Statement, like offerings of units of a master limited partnership, is directed primarily towards retail investors. As a result, the Registrants have incorporated certain of the provisions of Securities Act Release No. 33-6900 and Securities Act Industry Guide 5 in order to enhance the clarity and understandability of the disclosure in the Registration Statement. First, the prospectus is divided into two primary sections, providing disclosure with respect to the Trust and the underlying properties in one section (identified by unmodified page numbers and "F-_" page numbers), and disclosure with respect to the Company in a second section (identified by "MV-_" page numbers and "MVF-_" page numbers). Second, the Registrants have revised the cover page of the prospectus to conform to the interpretive guidance set forth in Section II.A.3.a of Securities Act Release No. 33-6900 by eliminating unnecessarily duplicative disclosure and adding a concise list of bullet-type statements that describe the most significant risks associated with an investment in the trust units. Finally, the Registrants have revised the summary section of the prospectus to eliminate or otherwise summarize to the extent practicable disclosure that merely duplicates information located elsewhere in the prospectus and to disclose a bullet-type list of risks associated with an investment in the trust units. Because of the highly structured nature of the Trust, however, the Registrants believe it is important to provide investors with a clear and complete description of the Trust and the underlying properties in the summary section.

Sections II.A.3.f and II.B.3.b of Securities Act Release No. 33-6900 requests disclosure of prior performance information of the sponsor in a narrative and tabular form. The Company has not previously sponsored a royalty trust or other pass-through investment and, therefore, cannot provide such prior performance information. The Company does provide audited financial statements of both the underlying properties and the Company, as well as a discussion and analysis of each. Please see pages 50 through 54 of the prospectus for a discussion of the historical results of the underlying properties, pages F-2 through F-8 of the prospectus for the audited statements of revenues and direct operating expenses of the underlying properties, pages MV-12 through MV-19 of the prospectus for a discussion of the historical results of the Company, and pages MVF-2 through MVF-23 of the prospectus for the audited financial statements of the Company.

The Registrants have also considered the interpretive guidelines set forth in Section II.B.2 of Securities Act Release No. 33-6900 and believe that the prospectus provides the type of information set forth in that section. Under the heading "Description of the Trust Agreement—Fees and Expenses," the prospectus discloses all fees, expenses and other compensation payable to the trustee and the Company. Because the corpus of the Trust cannot be changed during the term of the Trust (other than the requirement of the Trust to release some or all of the net profits interest in limited circumstances as described in the prospectus), the Registrants do not believe that the same potential for conflicts of interest to arise as between the trust unitholders, on the one hand, and the trustee or the Company, on the other hand, exists in connection with the structure described in the Registration Statement as compared to the potential for such conflicts of interest to arise in connection with master limited partnerships. Nevertheless, the Registrants have included in the prospectus on pages 25 and 26 a risk factor discussing risks associated with potential conflicts of interest between the Trust and the Company. The Registrants believe that this risk factor clearly describes the nature of this risk and that a separate section describing conflicts of interest is not necessary. Furthermore, unlike a master limited partnership, the trust unitholders have the protection of an independent trustee to enforce the rights of the Trust against the Company in the event that any conflicts of interest should arise. The prospectus discloses on pages 73 and 74 of the prospectus the duties and powers of the trustee and on page 75 of the prospectus the nature of the trustee's fiduciary responsibility and liability to the trust unitholders. The prospectus includes a tabular disclosure on page 79 of the prospectus describing the ways that an investment in the trust units differs from an investment in common stock. The prospectus provides information on pages 35 and 36 of the prospectus (as well as on pages MV-4 and MV-5 of the prospectus) about the experience and background of the executive management team of the Company. The prospectus includes a discussion of the investment objectives of the Trust in the summary section on pages 7 through 9 of the prospectus. Finally, the prospectus under the heading "Description of the Trust Agreement" provides a discussion of the material terms of the trust agreement governing the Trust, as well as a discussion of the methods used to calculate the net profits interest under the heading "Computation of Net Proceeds." Therefore, the Registrants believe that the prospectus provides the appropriate disclosure requested to be provided by the interpretive guidelines set forth in Section II.B.2 of Securities Act Release 33-6900.

The Registrants have also considered the interpretive guidelines and disclosure requirements set forth in Securities Act Industry Guide 5, which on its face applies to preparation of registration statements relating to interests in real estate limited partnerships. Because the Trust will not be engaged in the business of acquiring, leasing or otherwise operating real property, the Registrants do not believe that Securities Act Industry Guide 5 governs the disclosure set forth in the Registration Statement. The Registrants recognize, however, the Staff's position set forth in Section II.B.2.a of Securities Act Release 33-6900 that the requirements of Securities Act Industry Guide 5 "should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts and all other limited partnership offerings." For the reasons described above, the Registrants believe that the disclosure set forth in the prospectus is appropriately responsive to the guidelines set forth in Securities Act Industry Guide 5, particularly with respect to disclosure of compensation, conflicts of interest, fiduciary obligations, risk factors, management, investment objectives, federal taxes, a summary of the trust agreement and a description of the trust units. The Registrants do not contemplate using promotional and sales materials of the type described in Securities Act Industry Guide 5 and Securities Act Release 33-6900 in connection with the offering. Finally, the Registrants have revised the Registration Statement to include the appropriate undertakings required by Section 20 of Industry Guide 5.

6.
In connection with the quarterly distribution the trust intends to distribute to unitholders, as well as the reference at page 7 to the expectation of "attractive returns on capital deployed," we refer you to the Commission's policy on projections in Item I0(b) of Regulation S-K. With regard to all subjective statements regarding future performance, define in context assertions like "attractive returns." We may have additional comments.

RESPONSE: The Registrants have reviewed Item 10(b) of Regulation S-K and believe that the presentation of the projected cash distributions is consistent with the requirements therein. The Registrants have provided a reasonable basis for such presentation and believe the disclosure facilitates an investor's understanding of the basis for and limitations of the projections. The Registrants have also provided the significant assumptions for the projections as well as cautionary language regarding the disclosure. The Registrants have removed the reference to "attractive returns" on capital deployed. Please see page 8 of the revised prospectus.

Cover Page

7.
Please disclose the components of the structuring fees to be paid to Raymond James & Associates, Inc.

RESPONSE: The Registrants have revised the disclosure to state that the Company will pay a structuring fee to Raymond James & Associates, Inc. for services performed in connection with the evaluation, analysis and structuring of the Trust. The amount of this structuring fee will be equal to 0.5% of the total proceeds of the offering. Please see the cover page of the revised prospectus.

Prospectus Summary, page 1

8.
Eliminate repetitive disclosure throughout your prospectus. The summary in particular should focus on only the most material aspects of your offering. You mention at least three times by page 3 what comprises your "underlying properties," for example.

RESPONSE: The Registrants have revised the prospectus to make every effort to eliminate repetitive disclosure in the summary. For example, please see pages 1, 5 and 6 of the revised prospectus.

9.
You refer at page 1 to "numerous additional development opportunities," as well as the million-dollar cap on a reserve for future capital expenditures. At page 5, you explain further how capital expenditures may be made, and the expected amounts. Please revise to clarify in each case how your restrictions and the trust's purpose limit development and further expenditures. Also tie together these related points so that the reader can obtain a clearer view of how your business will balance cash distributions against the desire to offset or mitigate accelerated production declines.

RESPONSE: The trust agreement does not provide the Trust with the power or ability to limit the amount of capital expenditures incurred by the Company in connection with the development of the underlying properties, except pursuant to self-operative provisions applicable in the last three years of the term of the trust. In determining the amount of cash available for distribution pursuant to the net profits interest, the Company is permitted to establish a reserve for future capital expenditures. The purpose of this reserve is to spread out among quarters the impact of significant capital expenditures that may be incurred in one quarter compared to another quarter. As evidenced in the quarterly presentation of projected cash distributions on page 44 of the prospectus, lease maintenance and development expenses vary significantly from quarter to quarter based on the timing of expected capital expenditures. The Company has the ability to establish a reserve so that it can allocate a portion of the capital expenditures over multiple quarters. The Registrants explain the impact that future capital expenditures will have on cash distributions on pages 6 and 60 of the prospectus, and the Registrants refer investors to this explanation when discussing the additional development opportunities (see, e.g., pages 1, 6, 8, 11 and 22). The Company believes that a cap of $1.0 million sufficiently balances the Company's desire to attempt to provide more even cash distributions to the trust by, in effect, amortizing capital expenditures against the desire of the trust unitholders to maximize cash distributions. The $1.0 million limitation on the reserve for capital expenditures does not limit in any way the ability of the Company to engage in the development activities described on pages 6 and 59 of the prospectus.

The Registrants do not believe that the development program contemplated by the Company is necessarily in conflict with the desires of the trust unitholders to maximize cash distributions. While capital expenditures will in the short-term reduce the amount of cash available for distribution to the trust unitholders, it would not be in the best interest of the Company or the trust unitholders to incur these development expenses unless the Company reasonably believed that the development activities would ultimately result in improved production and, as a result, increased cash distributions to the trust unitholders. The Registrants do recognize that trust unitholders may not be able to fully realize increased cash distributions as a result of development activities undertaken in the last few years of the trust. As a result, the Company has agreed that, in the last three years of the term of the trust, the amount of overall capital expenditures incurred by the Company with respect to the underlying properties and deducted in calculating cash available for distribution under the net profits interest will be subject to a cap of the average annual capital expenditures over the preceding three years, plus a small adjustment for inflation. See pages 7, 60 and 69 for a description of this limitation. The Company believes this adequately protects the trust unitholders from effectively being required to pay for excessive capital expenditures for which they may not realize any benefit from the development activity.

Historical Results from Underlying Properties, page 10

10.
On page 11 you provide a table that presents the excess revenues over direct operating expenses for the underlying properties, excluding the effects of hedges and other derivative activity. You explain that you believe the presentation of this measure is useful because it helps investors understand the operating performance of the underlying properties unaffected by your hedging arrangements. As you have hedged approximately 82% to 88% of expected production for the years 2006, 2007, and 2008; and 56% to 58% of expected production for 2009 and 2010, please tell us why you believe it is useful to present a measure that excludes the effects of your hedges and other derivative activity. In addition, please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(e) of Regulation S-K.

RESPONSE: During the year ended December 31, 2005, the Company incurred costs of approximately $22 million as a result of the ineffectiveness of and settlement of hedging arrangements. This significantly decreased the excess of revenues over direct operating expenses for the underlying properties during the year ended December 31, 2005 compared to what it would have been had these hedging arrangements not been in place. The projected cash distributions table for the twelve months ending December 31, 2007 included in the prospectus includes an estimated net cost of $358,000 related to hedge settlements during such period. This significant decrease in the expected amount of hedge settlements cost for the twelve months ending December 31, 2007 is as a result of the termination of the hedges that were in effect during the year ended December 31, 2005 and the replacement of those hedge arrangements with the hedge contracts which have a settlement price that is more consistent with the current price of crude oil. The Registrants believe it is useful to present a measure that excludes the effects of these hedging arrangements and other derivative activities that have expired because the Registrants do not believe that hedge settlements will have a material negative impact on the level of projected future cash distributions that are used for purposes of valuing the trust units in the offering. Therefore, investors can use the information in this measurement to better understand the historical performance of the underlying properties unburdened by the expired hedge arrangements and derivative activity. The Registrants have revised this disclosure to explain why the Company believes this measure is useful to investors and the purposes for which management of the Company uses this measure. Please see pages 12 and 13 of the revised prospectus. Please see the reconciliation to the most comparable GAAP performance measure on page 13 of the revised prospectus.

Risk Factors, page 18

11.
Eliminate language that mitigates the risk you present. Examples include the reference to "large credit-worthy institutions" at page 26 and statements that begin with "although" on pages 18 and 20. Also state the risk directly and plainly, eliminating statements such as "[n]o assurance" on pages 24 and 25.

RESPONSE: The Registrants have revised the prospectus to eliminate language that mitigates the risks presented. For example, please see pages 22 and 28 of the revised prospectus. The Company also respectfully submits that the discussion of the Company's hedging program contained in the fourth paragraph of the risk factor on page 20 is necessary to inform investors of the actual nature of the risk and is not presented as a mitigation of risk. The Registrants have revised the prospectus to make this more clear. The Registrants have revised the risk factors to state the risks more directly and plainly. For example, please see pages 26, 27 and 28 of the revised prospectus.

12.
Revise generally to ensure that each caption clearly identifies and each risk factor clearly discusses the risks associated with the facts you describe. Many of your risk factors merely state facts, including the last risk factor on page 19.

RESPONSE: The Registrants have revised the prospectus to make the captions of the risk factors more clearly describe the risks involved. For example, please see pages 21, 22, 24, 27, 28 and 29 of the revised prospectus.

13.
We note that two customers account for more than 10% of the revenues generated from the underlying properties. If material, please discuss the risk associated with the loss of any substantial customers.

RESPONSE: The Registrants do not believe that the loss of these customers presents a material risk because the Registrants believe that there is significant competition among purchasers of crude oil in the areas of the underlying properties. The Registrants believe that, if they were to lose one or both of these two largest purchasers, several entities could purchase the crude oil produced from the underlying properties with little or no interruption to the Registrants' business.

14.
If you are aware of any jurisdictions that have not recognized the limited liability you cite under "Courts outside of Delaware" at page 24, expand the risk factor to identify them.

RESPONSE: The Registrants are not currently aware of any such jurisdictions and have revised the prospectus accordingly. Please see page 27 of the revised prospectus.

Management of MV Partners, page 32

15.
Please provide the compensation information required by Item 402 of Regulation S-K for those individuals comprising MV Partners' executive management team.

RESPONSE: The Registrants respectfully submit that disclosure of compensation is not required by Item 402 of Regulation S-K because neither the Trust nor the Company pays compensation to any member of the executive management team. The Registrants have revised the prospectus to affirmatively make this disclosure. Please see pages 35 and MV-4 of the revised prospectus.

Projected Cash Distributions, page 38

16.
Include a detailed tabular presentation, based upon the historical information you have available, to show the estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay. With a view toward disclosure, also provide the staff with a table that reflects what payments would have been for the most recent four fiscal quarters, if this information is available or can be obtained. We may have additional comments.

RESPONSE: The Registrants have included the requested disclosure regarding projected cash distributions on a quarterly basis for the year ending December 31, 2007. Please see page 44 of the revised prospectus. The Registrants have supplementally provided to the Staff a table that shows the Registrants' estimates of the cash distributions that would have been paid for each of the four quarters in the twelve-month period ended June 30, 2006 on a pro forma basis as if the transactions contemplated by the prospectus had occurred as of July 1, 2005, taking into account the commodity price hedges in place during this period, which hedges were at significantly lower oil prices than the hedges currently in place with respect to the twelve-month period ending December 31, 2007.

17.
It appears inappropriate to suggest that the assumptions "are unlikely to be accurate." Similarly, it is unclear which information is "not fact." Revise to clarify.

RESPONSE: The Registrants have revised the prospectus to remove the language that the Staff believed was inappropriate and revised the prospectus to clarify which information is not fact. Please see pages 14, 15 and 42 of the revised prospectus.

Significant Assumptions Used to Prepare the Projected Cash Distributions, page 42

18.
We note that the projected cash distribution per trust unit for the twelve months ending December 31, 2007 is $3.02, as compared to $1.09 for the pro forma year ended December 31, 2005 (per the unaudited pro forma Statements of Distributable Income on page F-14). Please expand your disclosure to explain the factors resulting in the significant increase in your projected cash distribution per trust unit.

RESPONSE: The Registrants have revised the prospectus to expand the disclosure to explain that the expected decrease in hedge settlement costs is the primary reason why the Registrants expect an increase in projected cash distribution for the year ending December 31, 2007 compared to the pro forma results of the underlying properties for the year ending December 31, 2005. Please see page 44 of the revised prospectus.

Production Estimates, page 42

19.
You explain that production from the underlying properties for 2007 is estimated to be approximately 1,134 MBOE (assuming 6 Mcf = 1 BOE). Revise your discussion to explain why this production estimate is significantly greater than the actual production for 2005 of 1,073 BOE, and the annualized production for 2006 of 1,052 BOE (2,884 BOE per day * 365 days). As part of your expanded disclosure, please address why you believe production will increase during 2007, considering you also expect a 3.5% annual average decline in production over the next 20 years (as explained on page 45).

RESPONSE: The Registrants have revised the prospectus to describe the impact that expected capital expenditures will have on estimated production for 2007. Please see pages 46 and 47 of the revised prospectus.

Costs, page 43

20.
Within your discussion you provide the amount of expenses per trust unit. Please tell us why you have provided the amount of expenses on a per trust unit basis, as compared to a per barrel basis as presented in other portions of the document. For consistency and comparability purposes, please provide a consistent measure throughout the document. In addition, to the extent your estimates of these costs vary from the historical results, please disclose the underlying reasons for the differences.

RESPONSE: The Registrants have removed the amounts of expenses per trust unit. The Registrants have made the requested disclosure regarding the differences between estimated and historical costs. The Registrants believe that the projected costs used to determine the projected cash distributions are consistent in all material respects with the costs expected to be recorded by the Company during 2006, after giving effect to capital projects expected to be undertaken during the third and fourth quarters of 2006. Please see page 48 of the revised prospectus.

The Underlying Properties, page 44

21.
Please provide the liquidity and capital resources information required by Item 303 of Regulation S-K. Also ensure that you discuss any trends and uncertainties that might have a material favorable or unfavorable impact on your revenues or income.

RESPONSE: The Registrants respectfully submit that a discussion of liquidity and capital resources information is not applicable in connection with a discussion of revenues and direct operating expenses for the underlying properties. The Company has provided liquidity and capital resources information with respect to the financial statements of the Company on pages MV-15 through MV-17 of the revised prospectus. The Registrants have added a paragraph to page 54 of the prospectus that provides a summary of the liquidity and capital resources of the Company and also refers investors to the more detailed discussion of liquidity and capital resources located on pages MV-15 through MV-17 of the prospectus. The trends and uncertainties that impact revenues or income are included in the revised prospectus to the extent that they are known or predictable.

Discussion and Analysis of Historical Results of the Underlying Properties, page 46

Hedging and Other Derivative Activities, page 46

22.
You explain that a majority of the increase in hedging and other derivative activities expense is a result of the ineffectiveness of hedges and other derivatives currently in place. Please expand your disclosure to explain the underlying reasons hedge ineffectiveness increased, and the likelihood that past performance is indicative of future performance (e.g. do you expect continued hedge ineffectiveness and why). Please include similar revisions throughout your document in areas where results of the period are compared to the prior period.

RESPONSE: The Registrants have revised the prospectus to expand the disclosure as requested by the Staff. Please see pages 51, 52 and MV-13 of the revised prospectus.

Competition and Markets, page 59

23.
If practicable, please identify your competitors and your competitive position among such competitors.

RESPONSE: The Registrants respectfully submit that it is not practicable to identify the Company's competitors or its competitive position given the nature of the Company's industry and business. The oil and natural gas industry in which the Company operates has numerous producers and customers. While the Company does compete with other oil and natural gas producers for oilfield services, equipment and personnel, it is not practicable for the Company to identify any reasonably-sized group of entities with which it competes on a regular basis. Furthermore, because the Company does not engage in exploration activities, it does not compete with other oil and natural gas producers for leases or other exploration opportunities. As a result, the Company does not experience the same type of competition to discover new reserves in the same way as many other traditional exploration and production companies. Rather, the Company is primarily engaged in improving the efficiency of the exploitation of its own existing asset base.

24.
Please identify any customers that account for more than 10% of the revenues generated from the underlying properties. In this regard, we note your disclosure on page MV-6. Also file as exhibits any material contracts with such customers.

RESPONSE: The Registrants have revised the prospectus to make the requested disclosure. Please see pages 63 and MV-6 of the revised prospectus. As disclosed in the revised prospectus, the Company does not have any material contracts with these parties.

Environmental Matters and Regulation, page 59

25.
Rather than summarizing "some" laws and regulations, describe all those that are material to an understanding of your business.

RESPONSE: The Registrants have revised the prospectus to state that the discussion describes all laws and regulations that are material to operation of the underlying properties. Please see page 66 of the revised prospects.

Description of the Trust Units, page 71

26.
Expand the tabular disclosure to describe in greater detail the trustee's fiduciary duties.

RESPONSE: The Registrants have revised the prospectus to make the requested disclosure. Please see page 79 of the revised prospectus.

Federal Income Tax Consequences, page 76

27.
Explain why counsel has rendered an opinion that only applies to trust unitholders that purchase "upon the initial issuance at the initial issue price."

RESPONSE: It is customary in the issuance of securities treated as debt instruments for federal tax purposes for counsel to render an opinion on the tax treatment of the securities that applies only to holders who purchase the securities upon the initial issuance at the initial issue price. See e.g. Vector Group Ltd., Form S-3 (File No. 333-137093) filed September 1, 2006 for 3 7/8% Variable Interest Senior Convertible Debentures due June 15, 2026. The tax opinion limits its discussion to initial purchasers because subsequent purchasers of debt instruments may be required to make adjustments to their accrual of interest if they acquire the debt instrument at a price that differs from its issue price. Specifically, a holder who acquires the debt instrument at a price higher than an instrument's initial issue price may have "amortizable bond premium," while a holder who acquires the debt instrument at a price lower than an instrument's initial issue price may have "market discount" that it must take into income. (In the case of debt instruments subject to the rules for contingent payment debt instruments provided in Treas. Reg. §1.1275-4, adjustments analogous to "market discount" and "amortizable bond premium" are applicable.)

For federal income tax purposes, a unitholder in the Trust is treated as directly owning his pro rata share of the Trust's assets, which consist primarily of a net profits interest treated as a debt instrument for tax purposes, as well as the right to receive payment under certain hedge contracts. Thus, unitholders in the Trust are, for federal income tax purposes, treated as directly owning a debt instrument. Limiting the opinion of counsel to the tax consequences to trust unitholders that purchase trust units upon the initial issuance at the initial issue price conforms to the approach taken in issuances of debt securities by limiting the discussion to initial holders.

28.
Advise us whether you or counsel are aware of any circumstances in which similar securities were accorded the treatment you propose by the IRS. We may have additional comments.

RESPONSE: The Company and its counsel are not aware of any securities that receive the precise tax treatment it believes applies in the present case. The tax treatment of the trust units in the Trust turns on (a) the treatment of the issuing entity, the Trust, as a grantor trust for federal income tax purposes, (b) the fact that the Trust's assets primarily consist of an interest treated as a debt instrument for federal income tax purposes, rather than as a royalty, and (c) the fact that such debt instruments are subject to certain rules applicable to contingent payment debt instruments provided in Treas. Reg. §1.1275-4.

The Company understands that Eastern American Natural Gas Trust has issued securities in a trust that holds, among other things, a production payment treated as a debt instrument for federal income tax purposes. However, that transaction took place prior to the effective date of the final Treasury Regulations contained in Treas. Reg. §1.1275-4; thus, the tax treatment of an investment in the Eastern American Natural Gas Trust may differ from an investment in the Trust.

Outside the royalty trust context, numerous debt securities have been issued that are subject to rules applicable to contingent payment debt instruments provided in Treas. Reg. §1.1275-4. See e.g. Quanta Services, Form S-3 (File No. 333-136819) filed August 22, 2006 for 3.75% Convertible Subordinated Notes due 2006.

29.
Explain in greater detail why the net profits interests "should be treated" in the manner you describe under "Classification of the Net Profits Interests." Also explain why counsel is not rendering a "will" opinion for that purpose. We may have additional comments.

RESPONSE: The net profits interest should be treated as a debt instrument because it should meet the two requirements contained in section 636 of the Internal Revenue Code, of 1986, as amended (the "Code"). Those requirements are that (1) but for the effect of section 636 of the Code, the interest is an economic interest in minerals and (2) the interest is at the time of its creation expected to have a life that is less than substantially all of the economic life of the minerals the interest burdens.

Counsel is unable to render a "will" opinion for that purpose because of the risk that the payments under the hedge contracts could be viewed as an alternative source of payment which, if so viewed, would render the interest one that is not an economic interest in minerals, and therefore not properly treated as a production payment under the Code. If it is not so treated, the instrument does not have sufficient characteristics of a traditional debt instrument to permit counsel to opine that it will, nevertheless, be a debt instrument for tax purposes.

30.
Disclose in the prospectus the "projected payment schedule" to which you refer at page 79.

RESPONSE: The Registrants respectfully submit that issuers of debt instruments that are subject to the rules applicable to contingent payment debt instruments provided in Treas. Reg. §1.1275-4 (and thus require the preparation of a "projected payment schedule") generally do not disclose this schedule in public securities filings. See e.g. Advanced Medical Optics, Inc., Form S-3 (File No. 333-136726) filed on August 18, 2006 for Convertible Senior Subordinated Notes due 2026.

In addition, applicable Treasury Regulations only require the issuer to make the "projected payment schedule" available to holders in a reasonable manner, for example, by providing the contact information of a representative of the issuer who can provide a holder with the projected payment schedule. Indeed, the tax rules require that the projected payment schedule reflect information as of the issue date of the debt securities, which would make providing an accurate projected payment schedule at the time of issuance difficult. For example, in the present case, the projected payment schedule must take into account information regarding the then current and expected future price of oil and natural gas as of the issue date.

31.
Please revise the last paragraph under this section. The statement that the "discussion of U.S. Federal Income Tax considerations is for general information only" inappropriately suggests that readers may not be able to rely on the information and the opinions set forth in this section.

RESPONSE: The Registrants have revised the prospectus to make the requested revision. Please see page 89 of the revised prospectus.

State Tax Considerations, page 83

32.
The disclosure you include is incomplete. Provide a more useful description of the applicable laws regarding nonresident unitholders and potential tax withholding, if material. If you believe that this information would not be material to investors, explain why. We may have additional comments.

RESPONSE: The Registrants have revised the prospectus to include the requested information. Please see pages 89 and 90 of the revised prospectus.

Underwriting

Lock-up Agreement, page 86

33.
Disclose whether Raymond James & Associates, Inc. has any present intent or any understandings, tacit or explicit, to release the lock-ups early.

RESPONSE: Raymond James & Associates, Inc. has informed the Company that it does not have any present intent or any understandings, tacit or explicit, to release early the lock-up agreements with the members of the Company that will hold the Company's trust units following the offering, and the Amended Registration Statement has been revised accordingly. Please see page 93 of the revised prospectus. Any release of these lock-up agreements will depend upon an analysis of the facts and circumstances at the time, giving due regard to the interests of the purchasers in the offering.

Financial Statements, page F-1

General

34.
Please update your historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

RESPONSE: The Registrants have revised the prospectus to update the historical and pro forma financial statements to comply with the guidance in Rule 3-12 and Rule 11-02(c) of Regulation S-X.

MV Oil Trust Unaudited Pro Forma Financial Information, page F-12

Unaudited Pro Forma Statement of Assets and Trust Corpus, page F-13

35.
It appears that you intend to value the investment in the Profits Interests transferred to the Trust at the proposed market price (fair value) of the Trust units issued to MV Partners. As indicated at SAB Topic 5.G, transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering are generally recorded at the transferors' historical cost basis. Please tell us why you have not valued the investment at MV Partner's historical cost. Within your response, please include any applicable accounting literature you relied upon in determining the value of the investment.

RESPONSE: The Registrants have revised the unaudited pro forma statement of assets and trust corpus to value the investment in the net profits interest transferred to the Trust at the historical cost of the Company. Please see page F-14 of the Amended Registration Statement. The Registrants believe this treatment is in accordance with SAB Topic 5.G, which generally requires that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company's initial public offering normally should be recorded at the transferors' historical cost basis determined under GAAP.

Unaudited Pro Forma Statements of Distributable Income, page F-14

36.
We note that you have adjusted the statements of distributable income for the Trust's general and administrative expenses. In footnote (b) of the pro forma adjustments, you explain that the Trust's general and administrative expenses are estimated at $600,000 annually, excluding the contractual administrative fee payable to MV Partners of $60,000. Adjustments within the pro forma table should be limited to events that are directly attributable to the specific transaction, factually supportable and expected to have a continuing impact. Please tell us if the adjustments you have made for general and administrative expenses meet these requirements. If not, such adjustments should be identified in narrative disclosure in the pro forma area, rather than adjusted in the tabular presentation. Refer to Article 11-02(b) of Regulation S-X for further guidance.

RESPONSE: The $600,000 of annual general and administrative fees include the annual fee to the trustee of the Trust, legal fees, accounting fees, engineering fees, printing costs and other expenses properly chargeable to the Trust. As required by Article 11-02(b) of Regulation S-X, the Registrants believe such amounts are (i) directly attributable to the transaction (they would not be incurred if not for the transaction) and (ii) expected to have a continuing impact on the Trust. However, at this point in time, such amounts are estimates, and while the Registrants believe such estimates are reasonable, they are not currently supported by contractual arrangements. Thus, these amounts likely do not technically meet the third requirement of Article 11-02(b), that of being "factually supportable." The Registrants have, therefore, removed the $600,000 of general and administrative expenses from the pro forma adjustments. Instead, the Registrants have identified and discussed such amounts in narrative disclosure in the notes to unaudited pro forma financial information.

Information about MV Partners, LLC, page MV-1

Management's Discussion and Analysis of Financial Condition and Results of Operations of MV Partners, page MV-9

Liquidity and Capital Resources, page MV-15

Financing Activities, page MV-17

37.
You explain that your bank credit facility requires you to maintain a current ratio of not less than 1.0 to 1.0, and that you are in compliance with all of the covenants of the facility. However, under the generally accepted definition of the current ratio (current assets/current liabilities), your ratio as of December 31, 2005 is approximately 0.51 to 1.0 ($12.6 million/$24.8 million). Please provide a brief definition of the current ratio as defined in your revolving credit facility, to provide the reader the information necessary to recalculate the ratio.

RESPONSE: The Company has revised the description of the Company's credit facility in the prospectus to describe the definition of "current ratio" under this credit facility. Please see page MV-17 of the revised prospectus.

Contractual Obligations, page MV-18

38.
We note footnote (1) to the table of contractual obligations in which you state "This table does not include any liability associated with derivatives." Please expand your disclosure to explain why you believe excluding the amounts related to derivatives is appropriate.

RESPONSE: The Company has included hedge and other derivative agreements in the table under the caption "Contractual Obligations." Please see page MV-18 of the revised prospectus.

Financial Statements—MV Partners, LLC, page MVF-1

Note B—Oil and Gas Properties, page MVF-11

39.
We note that you identify asset retirement costs as a separate line item in your table of capitalized costs and costs incurred for each year, which is contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe that you should reclassify the asset retirement costs to the related line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedules, if so desired. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

RESPONSE: The Registrants have reclassified for each period presented the asset retirement costs in the table of capitalized costs and the table of costs incurred in note B to the related line items to which the corresponding asset retirement obligation relates consistent with the guidance in paragraph 11 of SFAS 143. Please see page MVF-11 of the Amended Registration Statement.

Note C—Note Payable, page MVF-12

Aggregate Commitment Amount, page MVF-13

40.
You state that "The Partnership believes it is in compliance with the required debt covenants at December 31, 2005 and March 31, 2006." Please revise your disclosure to state definitively whether you have or have not complied with all required debt covenants.

RESPONSE: The Company has revised the prospectus to state definitively that it was in compliance with all required debt covenants as of such dates. Please see page MVF-13 of the revised prospectus.

Note D—Financial Instruments, page MVF-13

41.
Please expand your disclosure to include the estimated amount of unrealized gains and losses expected to be reclassified into earnings in the next 12 months as required by paragraph 45 of SFAS 133.

RESPONSE: The Company has revised the prospectus to include the estimated amount of unrealized gains and losses expected to be reclassified into earnings in the next 12 months as required by paragraph 45 of SFAS 133. Please see page MVF-15 of the revised prospectus.

Unaudited Pro Forma Financial Information—MV Partners, LLC, page MVF-23

Unaudited Pro Forma Balance Sheet, page MVF-24

42.
We note from the balance sheet and corresponding footnote (e) to the pro forma adjustments that you present a deferred gain on sale of the net profits interest in the amount of $121.4 million. Please tell us why you have deferred the recognition of the gain, and why you have presented it as a long term liability. Within your response please include any applicable accounting literature you relied upon in reaching your conclusions.

RESPONSE: The Company's decision to defer the gain on sale of the net profits interest was made primarily based on SFAS 19, paragraph 45, which states:

In the following types of conveyances, gain shall not be recognized at the time of conveyance:

a.
A part of an interest owned is sold and substantial uncertainty exists about recovery of the costs applicable to the retained interest.

b.
A part of an interest owned is sold and the seller has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold.

The Company's net profits interest conveyance meets the criteria in paragraph 45.b. in that the net profits interest does not put the net profits interest holder at risk for cash payments to the Company should the operating expenses exceed revenues at any time during the life of the agreement (i.e. the Company is obligated to operate the property without proportional reimbursement for that portion of the operating costs applicable to the interest sold).

Therefore deferral of gain on sale is the appropriate treatment under SFAS 19. Such deferred gain will be amortized to income based on production occurring over the life of the net profits interest. Accordingly, the portion of the deferred gain that will be recognized within one year from the balance sheet date should be classified as a current liability, with the remainder classified as a long-term liability. The Company has adjusted the pro forma balance sheet to reflect this current portion. Please see page MVF-25 of the revised prospectus.

Signatures, page II-5

43.
Please revise to eliminate your reference to Rule 462(b) of the Securities Act, which appears to be incorrect.

RESPONSE: The Registrants respectfully submit that the reference to Rule 462(b) of the Securities Act that was included on the signature page of the original filing of the Registration Statement was correct. The reference to Rule 462(b) was included in the power of attorney in the context of granting authority to the persons designated as attorney-in-fact to sign a registration statement that may be filed pursuant to Rule 462(b) on behalf of the persons granting the power of attorney. The possibility exists that, if market conditions permit, the Registrants may decide to increase the size of the offering within the limits prescribed by Rule 462(b). If that should be the case, the Registrants may find it necessary to utilize the power of attorney to provide the signatures necessary to file the Rule 462(b) registration statement within the time frame required by Rule 462(b)(2). Item 601(b)(24) of Regulation S-K permits the power of attorney to relate to the registration statement or any amendment thereto as well as "any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act." Furthermore, Interpretation B.127 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations provides:

    Rule 462(b) is available in connection with a selling shareholder registration statement in order to increase the number of shares or add selling shareholders, provided that no material information is newly disclosed by virtue of such increase or by virtue of the change in identity of selling shareholders.

Based on these interpretations, the Registrants believe that they could potentially take advantage of the relief provided by Rule 462(b) to increase the amount of trust units registered following the effectiveness of the Registration Statement and, therefore, the reference to Rule 462(b) in the power of attorney paragraph is appropriate.

Engineering Comments

General

44.
Some of these comments request that you submit supplemental information. If you wish that we return these materials to you upon completion of our review, you must make this request at the time that you furnish the materials. See Rule 418(b) under Regulation C.

RESPONSE: The Registrants intend to request the return of certain supplemental information upon completion of this review and will make such request at the time such information is furnished to the Staff in accordance with Rule 418(b).

Prospectus Summary, page 3

Summary Proved Reserves, page 8

45.
Please furnish to us the reserve report that served as the basis for the proved reserves disclosed here. You should include:

a)
One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

b)
Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)
Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the prorated developed and in the proved undeveloped categories as well as the AFE for each of the three PUD projects;

  d)
  Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these six largest properties. Please include normal operational plots such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in these largest properties. Include analogies and other support for your assumed drainage areas and recovery efficiencies.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

RESPONSE: The Company has furnished the requested materials in paper and electronic format in the supplemental materials furnished to Ronald M. Winfrey on October 4, 2006.

        Below are the responses of the Registrants to the comments of the Staff contained in the Supplemental Comment Letter. For your convenience, we have repeated each comment of the Staff exactly as given in the Supplemental Comment Letter, and set forth below each such comment is the Registrants' response.

Engineering Comments

General

1.
Some of these comments request that you submit supplemental information. If you wish to have these materials returned to you upon completion of our review, you must make this request at the time that you furnish the materials. Please refer to Rule 418(b) of Regulation C for further procedural guidance. Please direct any supplemental engineering items to the following address:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attn: Ronald M. Winfrey

RESPONSE: The Registrants intend to request the return of certain supplemental information upon completion of this review and will make such request at the time such information is furnished to the Staff in accordance with Rule 418(b).

Prospectus Summary, Page 3

Summary Proved Reserves, page 8

2.
In prior comment 38 we asked that you furnish us your June 30, 2006 reserve report. Please include both hard copy and electronic versions.

RESPONSE: The Company provided both paper and electronic copies of the reserve report in the supplemental materials furnished to Ronald M. Winfrey on October 4, 2006.

Prospectus Summary, Page 1

Ongoing Development Activities, page 7

3.
We note your statement, "Many of these [proved undeveloped] well locations were identified as a result of MV Partners' recent 3-D seismic program." Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "...where it can be demonstrated with certainty that there is no continuity of production from the existing productive formation."

Please submit to us the engineering and geologic documentation justifying any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. If none of your claimed PUD reserves are attributed to such locations, please advise. Otherwise, if you have reported reserves of this type but are not able to provide appropriate support, it will be necessary to delete such volumes from your disclosed proved reserves.

RESPONSE: The Registrants have revised the prospectus on pages 59 and 60 and the Company has provided the requested documentation in the supplemental materials furnished to Ronald M. Winfrey on October 4, 2006.

Annual Production Attributable to Net Profits Interest, page 9

4.
We note your statement, "MV Partners' current proved undeveloped program consists of approximately 60 development wells, 51 re-completion and workover projects, 16 polymer stimulations and one waterflood project during the next five years." Please amend your document to explain the operational procedures in a "polymer stimulation."

RESPONSE: The Registrants have revised the prospectus to explain the operational procedures in a "polymer stimulation" and have offered an additional explanation of gas gun stimulation. Please see page 59 of the revised prospectus.

5.
Please disclose your historical results of production increase by water shutoff via polymer injection over at least the last three years. Compare incremental production with associated workover costs. Include the proved reserves you have attributed to the 16 stimulations you mention. If you believe this information would not be meaningful or significant, please submit these details on a supplemental basis for review.

RESPONSE: The Company provided the requested details in the supplemental materials furnished to Ronald M. Winfrey on October 4, 2006.

6.
We note that obtaining access to your PUD reserves requires that you drill 60 wells in the next five years while you have drilled only 21 wells (page 51) in the last three years. Please tell us the rigs you have contracted to accomplish this drilling. Expand your risk factors to discuss the implications of this uncertainty.

RESPONSE: Kansas wells are shallow (generally 1,000 - 5,000 feet) and only take three to ten days to drill. Therefore, a single rig may drill 30-35 locations or more in a single twelve month period, accounting for transportation. Because of the quick turnover, it is unusual for an oil producer in Kansas to secure agreements with drilling contractors other than on a short term basis. As of September 29, 2006, according to the "Red Top Rotary Rig Report," an oil and gas drilling activity report, the Kansas rig count was 125 (102 active). The combination of this reasonable rig availability as well as the Company's relationship with Murfin Drilling Company, which currently has six rigs drilling in Kansas, make long-term contractual arrangements with drilling contractors in Kansas unnecessary. The Company has furnished the supplemental materials to Ronald M. Winfrey on October 4, 2006.

Note C—Disclosures About Oil and Gas Activities (Unaudited), Page F-5

7.
Please expand your disclosure to explain the significant revision in the 2005 proved oil reserves to comply with SFAS 69, paragraph 11.

RESPONSE: The Registrants have expanded their disclosure by adding a footnote to the table on pages 62, F-6 and MVF-21 explaining the revision. Because the explanation pertains specifically to the year ended December 31, 2005 and the rest of the notes refer to the disclosure as a whole, the Registrants believe that the explanation should directly reference the revisions for the year ended December 31, 2005.

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